SOMMER & SCHNEIDER LLP

595 STEWART AVENUE, SUITE 710

GARDEN CITY, NEW YORK 11530

Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

March 21, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Patrick Gilmore
Staff Accountant

Re:	SiriCOMM, Inc.
Item 4.01 Form 8-K Filed March 13, 2007
File No. 000-18399

Ladies and Gentlemen:

We write this letter on behalf of SiriCOMM, Inc. (“SiriCOMM” or the “Company”) in response to your Letter of Comment dated March 16, 2007, relating to SiriCOMM’s above referenced filing.

In response to your Letter of Comment, we have amended and filed SiriCOMM’s Form 8-K filed March 13, 2007. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

1.            We have revised the disclosure to state more specifically whether during the two most recent fiscal years and any subsequent interim period through the date of dismissal (March 7, 2007) there were any reportable events.

2.            BKD, LLP (“BKD”) has revised their letter to state there were no reportable events during the two most recent fiscal years and the subsequent interim period through March 7, 2007. BKD’s failure to include such language in their original letter was an oversight.

3.            We have obtained and filed, as Exhibit 16.3, an updated letter from BKD stating they agree with the statements made in the revised Form 8-K including that they agree with SiriCOMM’s statement regarding reportable events.

Securities and Exchange Commission

March 21, 2007

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated March 16, 2007. If you have any additional comments, please address to them to me on behalf of the SiriCOMM.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider, Esq.

JCS/mr